FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 13, 2003

CHINA’S LJ INTERNATIONAL REPORTS TRIPLING OF
PROFITS ON 37% REVENUE GROWTH IN THIRD QUARTER

Highlights:

•	Revenues exceed guidance; year-over-year acceleration continues

•	Net income triples to $701,000 from $232,000 in Q3 2002; EPS rises 133%, to $0.07 from $0.03

•	Nine-month revenue up 22% over 2002; nine-month EPS has positive swing of $0.99 to $0.12 per share

•	Company reports success of new product lines and orders from top U.S. TV shopping channels

•	Company raises revenue guidance for third time this year, sees 18% increase for 2003

•	Q4 results to be bolstered by new customer orders

HONG KONG and LOS ANGELES, November 13, 2003 – LJ International, Inc. (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today announced continuing strong growth in sales and a sharp rise in net income for its third quarter, ending September 30, 2003.

Revenues for the third quarter of 2003 were $16.9 million, up 37% from $12.4 million in the same quarter a year earlier. This was 9% over the high end of earlier guidance of $15.5 million and it marked the third quarter in which year-over-year revenue growth exceeded 20%. It was also the third quarter of acceleration, in which year-over-year growth exceeded that of the prior quarter. Second-quarter revenue growth was 23%, following 5% in the first quarter of 2003. For the nine months ended September 30, 2003, revenues were $39.7 million, up 22% from $32.4 million in the first nine months of 2002.

For the third quarter, the Company achieved net income of $701,000, or $0.07 per diluted share, up from $232,000, or $0.03 per diluted share, in the third quarter of 2002. For the first nine months of 2003, net income was $1.2 million, or $0.12 per diluted share, up from a loss of ($7.5 million), or ($0.87) per diluted share in the comparable period of 2002. Excluding $5.7 million for writedowns of inventory in 2002, the loss in the first nine months of that year was ($1.8 million), or ($0.21) per diluted share.

LJI Chairman and CEO Yu Chuan Yih said, “LJ International’s third quarter results show the continuing successful progress of our strategy to return the company to its high historic growth rates. Following the cost-cutting and organizational improvements in the prior two years, the company in 2003 has been aggressively working to expand distribution channels and capture new markets with new product lines. Toward that end, we booked substantial new orders with two of the largest TV shopping channels in the U.S., and we opened a new U.S. office for both sales and investor relations.”

“At the same time,” Mr. Yih continued “we have begun to establish our retail presence in the vast and growing Chinese consumer market. Our aim is to eventually recreate or exceed the growth there that we have experienced in the U.S. With a worldwide sales effort now under way, we expect our revenue growth going forward to stay well into the double-digit levels we have seen this year,” concluded Mr. Yih.

The Company maintained its strong balance sheet as of September 30, 2003, with cash and cash equivalents of approximately $6.2 million and virtually zero long-term debt.

Gross margins for the third quarter of 2003 declined slightly, to 25.4% of revenues from 26.9% in the third quarter of 2002. For the first nine months, the 2003 gross margin was 27.6%, compared to 27.5% and 9.9%, before and after inventory write-downs, respectively.

Sales, general and administrative (SG&A) expenses fell year-over-year as a percentage of revenues. They totaled $3.42 million, or 20.2% of revenues, in the third quarter of 2003, compared to $3.06 million, or 24.7% of revenues, in the third quarter of 2002. For the first nine months of 2003, SG&A expenses were $9.35 million, or 23.6% of revenues, compared to $10.72 million, or 33% of revenues, a year earlier.

New TV Shopping Sales Highlight Third Quarter

LJI indicated that sales in the third quarter were driven both by the introduction of new product lines and by expanded orders from current customers. The Company also continued to expand its distribution channels, especially in electronic retailing. During the quarter, the Company announced initial orders from the two largest home-shopping channels in the U.S. for a total of $1.4 million. Adding these partners to its long-standing relationship with the No. 1 TV retailer, QVC, LJI now sells to all three of the largest TV shopping networks in the U.S., thereby gaining access to most of the $2 billion market for U.S. jewelry sales.

LJI’s expansion of retailing channels has continued into the fourth quarter, with the announcement in October of $500,000 in new orders from the largest retailer in the U.S.

Q4 and Annual Guidance Raised

A number of recent new customer wins as well as larger orders from existing customers is expected to enable LJI to exceed its previously provided revenue guidance for the fourth quarter and full calendar year. For the fourth quarter, it projects sales of more than $14.7 million, which would bring full-year revenues to at least $54.4 million. The prior full-year guidance, given on October 9, 2003, was for revenues of at least $53 million. The projected fourth quarter revenue would be at least 8% above the fourth quarter of 2002. On an annual basis, the projected full-year revenue would be an 18% increase over the $46 million recorded in all of 2002.

The Company said it expected net income for the fourth quarter to range from $460,000 to $560,000, or between $0.05 and $0.06 per diluted share. This would bring full year 2003 net income to between $0.17 and $0.18 per diluted share, up from a loss of ($0.84) per diluted share — ($0.17) before write-downs— for the same period last year.

To be added to LJ International’s investor list, please contact Haris Tajyar at 818-382-9702 or via e-mail at htajyar@irintl.com.

About LJ International

LJ International Inc., (''LJI’’) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002

	US$	US$	US$	US$
Operating revenue	16,926	12,374	39,681	32,441
Costs of goods sold	(12,632)	(9,040)	(28,732)	(29,232)

Gross profit	4,294	3,334	10,949	3,209
Selling, general and administrative expenses	(3,424)	(3,060)	(9,353)	(10,718)

Operating income (loss)	870	274	1,596	(7,509)
Other revenue and expense
Other revenues	45	75	163	212
Interest expenses	(203)	(172)	(521)	(493)

Income (Loss) before income taxes and minority interest	712	177	1,238	(7,790)
Income taxes	(11)	(1)	(26)	139

Income (Loss) before minority interest	701	176	1,212	(7,651)
Minority interest	—	56	8	130

Net income (loss)	701	232	1,220	(7,521)

Net income (loss) used in computing basic and diluted earnings (loss) per share	701	232	1,220	(7,521)

Earnings (loss) per share:
Basic	$0.08	$0.03	$0.14	(0.87)
Diluted	$0.07	$0.03	$0.12	(0.87)
Weighted average number of shares used in calculating basic earnings (loss) per share	8,503,602	8,610,238	8,503,602	8,610,238

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE DATA)

	As of September 30,	As of December 31,

	2003	2002

	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	$659	$997
Restricted cash	5,513	6,358
Trade receivables, net of allowance for doubtful accounts (September 30, 2003: $153; December 31, 2002: $280)	11,720	8,159
Inventories	20,257	17,932
Prepayments and other current assets	2,797	1,233

Total current assets	40,946	34,679
Properties held for lease, net	1,520	1,561
Property, plant and equipment, net	4,771	5,153
Due from related parties	511	511
Goodwill, net	1,721	1,721
Investment securities, net	2,460	2,460

Total assets	51,929	46,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	2,551	3,107
Notes payable, current portion	1,850	1,073
Letters of credit, gold and other loans	11,234	10,195
Trade payables	7,598	6,620
Accrued expenses and other payables	2,370	1,719
Income taxes payable	107	69

Total current liabilities	25,710	22,783
Other payables, non-current	—	—

Total liabilities	25,710	22,783

Minority interest	—	8
Common stocks, par value US$0.01 each,
Authorized – 100 million shares,
Issued – 9,345,506 shares as of September 30, 2003 and 8,671,615 shares as of December 31, 2002	93	87
Additional paid-in capital	18,718	17,410
Treasury stock	—	(391)
Accumulated other comprehensive loss	(151)	(151)
Retained earnings	7,559	6,339

Total stockholders’ equity	26,219	23,294

Total liabilities and stockholders’ equity	51,929	46,085

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